UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 3)*
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Formula Systems (1985) Ltd.
(Name of Issuer)
American Depositary Shares, each representing one Ordinary Share, NIS 1 par value
(Title of Class of Securities)
346414105
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346414105

1.	Name of Reporting Persons Harel Insurance Investments & Financial Services Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,326,855 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,326,905 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,905 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%**
12.	Type of Reporting Person : CO

*See Item 4.
**Based on 15,294,267 Ordinary Shares issued and outstanding as of September 15, 2020 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on September 17, 2020).

Item 1.

(a)	Name of Issuer:

Formula Systems (1985) Ltd. (hereinafter referred to as the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

5 Haplada Street, Or Yehuda 60218, Israel

Item 2.

(a)-(c)	Name of Person Filing, address and citizenship:

The following entity is referred to as the “Reporting Person” in this Statement:

Harel Insurance Investments & Financial Services Ltd., an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(d)          Title of Class of Securities:

American Depositary Shares, each representing one Ordinary Share, NIS 1 par value (the “Ordinary Shares”).

(e)	CUSIP Number:

346414105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Of the 1,326,905 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person (i) 1,225,553 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 50 Ordinary Shares are held by third-party client accounts managed by subsidiaries of the Reporting Person as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 101,302 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 101,302 Ordinary Shares.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2021

HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD. BY: /s/ Uri Rabinovitz Name, Title: Uri Rabinovitz, Vice President